Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

On August 10, 2021, Benson Hill, Inc. issued the following press release:

Benson Hill Announces Second Quarter 2021 Financial Results

•	Consolidated revenues increased 28% to $39.7 million and were up 47% on a normalized basis.
•	Contract acres for proprietary soybean varieties increased 133% to approximately 70,000 acres.
•	Launched a new yellow pea breeding and commercialization program.
•	Proposed combination with Star Peak Corp II expected to close during the third quarter of 2021.

ST. LOUIS, MO – August 10, 2021 - Benson Hill, Inc. (the “Company” or “Benson Hill”), a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced operating and financial results for the quarter ended June 30, 2021.

“We are pleased with the performance we achieved in the second quarter and first half of 2021,” said Matt Crisp, Chief Executive Officer of Benson Hill. “Our teams did a terrific job delivering on the financial and operating objectives we set, with strong revenue growth in the second quarter in both our Ingredients and Fresh business segments. We continue to make significant headway towards scaling the production and commercialization of our innovative soybean feed, ingredient, and specialty cooking oil products. We are excited about the impending harvest of the first commercial plantings of our Ultra-High Protein soybeans, which will expand our soy portfolio to offer our customers and consumers a non-GMO, traceable and more sustainably made protein ingredient for the fast-growing plant-based food market.”

“Our top priority is to build mutual trust with our partners and customers, and to deliver innovative products that address significant and rapidly growing market demands,” Crisp continued. “By creating a better seed, we can enable the advancement of the food system by aligning interests of consumers and growers, while providing more sustainably made products. To that end, we have strategic initiatives underway to accelerate future crop development, enable our integrated business model for soy, and further advance our innovation efforts in yellow pea protein ingredients. We announced the launch of our advanced yellow pea breeding and commercialization program today and our Crop Accelerator is on track to be operational by the end of 2021. These important initiatives and a continuous focus on execution are creating the foundation for our future growth as we become the ‘picks and shovels’ of the plant-based revolution.”

Second Quarter 2021 Results

Reconciliation of non-GAAP financial measures can be found on page 14.

•	Revenues were $39.7 million, an increase of $8.7 million, or 28%, compared to the second quarter of 2020. Revenues increased 47% on a normalized basis, excluding $4.0 million in the prior year period from a non-core barley business divested in late 2020.

•	Gross profit was a loss of $0.1 million in the quarter due to non-recurring costs of $2.8 million. The Company utilized higher cost air transportation from South America to accelerate the delivery of its proprietary seeds, including Ultra-High Protein soybean varieties, for planting in this crop year. Excluding this non-recurring cost, adjusted gross profit was $2.8 million in the quarter or 7.0% of sales.

•	Reported net loss was $27.4 million compared to a loss of $12.7 million in the prior year period.

•	Adjusted EBITDA was a loss of $15.8 million compared to $8.4 million loss in the prior year period. The results in the quarter were largely in line with expectations.

Ingredients Segment Second Quarter Results

Revenues for the segment were $22.7 million, an increase of $4.9 million, or 28%, as compared to the prior year period. Excluding $4.0 million of sales in Q2 2020 from the divested barley operations, Ingredient Segment revenues increased 64%. The performance in the quarter was attributable to the commercialization of the Company’s Veri™ cooking oil derived from Benson Hill’s proprietary soybean seed with the benefit of omega-9 fatty acids, as well as high protein and lower anti-nutrient soybean meal for the animal feed market and higher average selling prices for conventional yellow pea ingredients.

Adjusted EBITDA for the segment was a loss of $6.4 million, which represents a decrease of $3.9 million as compared to the same period in 2020. The Company incurred $2.8 million of non-recurring seed production costs, including freight, to accelerate the plantings of its Ultra-High Protein soybean seed. In addition, higher average selling prices were more than offset by startup and other operating costs associated with early-stage commercialization of proprietary soybean products. Adjusted EBITDA was also impacted by higher research and development costs, compared to the prior year, associated with products anticipated to be commercialized within this segment. In Q2 2020, the barley operations, divested in October of 2020, contributed $0.6 million in gross profit.

Fresh Segment Second Quarter Results

Revenues for the segment were $16.9 million, an increase of $4.7 million, or 39%, compared to $12.2 million in the prior year period. The revenue increase was primarily driven by higher sales volumes of conventional fresh produce, which was partially offset by lower average selling prices. Higher regional and ex-US farm yields led to more supply versus demand, and as a result, lower average selling prices across the industry.

Segment adjusted EBITDA was a profit of $0.2 million, a decline of $0.7 million as compared to the same period in 2020. This decrease was primarily driven by lower average selling prices and higher freight costs, which partially offset higher sales volumes.

Development Update

Benson Hill exceeded its previous target of doubling contracted acres of its proprietary soybean varieties. The Company contracted with partner farmers in the U.S. to grow approximately 70,000 acres in the 2021 crop year versus 30,000 acres in the 2020 crop year, representing an approximately 133% year-over-year growth. These proprietary non-GMO soybean varieties are bred by Benson Hill to be higher in protein, have benefits of omega-9 fatty acids and low anti-nutrients. This year’s crop plans include the first commercial plantings of Benson Hill’s Ultra-High Protein soybeans, which enables serving the human food ingredients market. Additional proprietary products from this crop year include feed ingredients for aquaculture and swine as well as the specialty cooking oil markets.

Innovation and Technology Initiatives

Yellow Pea Breeding Station and Commercialization Program: Three years ago, Benson Hill began investing in innovation and critical infrastructure to develop improved yellow pea ingredients. Yellow pea has traditionally received little genomic innovation. Today, yellow pea is the fastest-growing source of protein for the rapidly expanding plant-based protein market as well as the pet food and animal feed markets. The Company in 2019 created a comprehensive mapping of the yellow pea genome for its proprietary CropOS® innovation platform, which uses artificial intelligence and machine learning to identify promising seed candidates. As an outgrowth of its significant progress in yellow pea genomics since the program’s inception, Benson Hill recently launched an advanced yellow pea breeding station and commercialization program to shorten the typical development cycle of new seed varieties. The yellow pea breeding station located in Minot, North Dakota is in close proximity to the Company’s wholly owned yellow pea operating subsidiary Dakota Ingredients. Benson Hill is working to develop varieties with less off-flavors, potentially limiting the need for additives in plant-based food product formulations, and high protein content to reduce the need for expensive, environmentally intensive processing steps typically required to produce current commodity yellow pea protein ingredients.

Crop Accelerator: Benson Hill’s Crop Accelerator is on-track to be operational by the end of 2021. The 47,000 square-foot facility will feature 20,000 square feet of dynamically adaptive Conviron growth houses and chambers, equipped with multi-channel LEDs, additive CO2, temperature, humidity and lighting controls. The innovative facility is expected to enable plant breeding to develop varieties significantly faster than traditional breeding methods. The Crop Accelerator is expected to enhance Benson Hill’s capabilities to leverage the data science, plant science and food science through its CropOS® technology platform. These unique technologies can accelerate and scale the delivery of novel plant-based food and ingredient options to meet rising global demand.

Consolidated Six Month 2021 Highlights

Reconciliation of non-GAAP financial measures can be found on page 14.

•	Revenues were $71.5 million, an increase of $8.9 million, or 14% as compared to the first six months of 2020. Revenues increased 32% excluding $8.5 million in 2020 revenues from the divested barley business.

•	Gross profit was $0.5 million. Excluding $2.8 million in excess freight costs incurred during the second quarter, gross profit was $3.3 million, 4.7% of sales.

•	Reported net loss was $49.8 million compared to a loss of $24.8 million in the first half of 2020.

•	Adjusted EBITDA was a loss of $30.6 million compared to a $17.7 million loss in the prior year period.

•	Cash and marketable securities were $42.6 million as of June 30, 2021.

For more information, please see Star Peak Corp II current amended S-4 registration statement, as filed with the SEC (here).

Benson Hill and Star Peak II Business Combination

On May 8, 2021, Benson Hill, Star Peak Corp II (“STPC” or “Star Peak”) and STPC II Merger Sub Corp., a wholly owned subsidiary of STPC (“Merger Sub”), entered into a merger agreement pursuant to which Benson Hill will be merged with and into Merger Sub, with Benson Hill surviving the merger as a wholly owned subsidiary of STPC. The transaction is expected to provide the combined entity New Benson Hill with approximately $625 million of gross proceeds, assuming no redemptions, including a $225 million fully committed PIPE at $10.00 per share. Upon closing, Benson Hill will be deemed the accounting predecessor and the combined entity will be the successor registrant with the SEC, meaning that Benson Hill’s consolidated financial statements for previous periods will be disclosed in the New Benson Hill’s (formerly STPC’s) future periodic reports filed with the SEC.

Following the expected Q3 2021 transaction close, the combined company will have an estimated enterprise value of $1.35 billion and will be listed on the New York Stock Exchange under the new ticker symbol BHIL.

Webcast

A webcast of the conference call is available here.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Use of Non-GAAP Financial Measures

In this press release, the Company includes Adjusted EBITDA, which is a non-GAAP performance measure that the Company uses to supplement its results presented in accordance with U.S. GAAP. As required by the rules of the SEC, the Company has provided herein a reconciliation of the non-GAAP financial measure contained in this press release to the most directly comparable measure under GAAP. The Company’s management believes Adjusted EBITDA is useful in evaluating its operating performance and is a similar measure reported by publicly-listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. By providing this non-GAAP measure, the Company’s management intends to provide investors with a meaningful, consistent comparison of the Company’s profitability for the periods presented. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

The Company defines and calculates Adjusted EBITDA as earnings from continuing operations before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, and the impact of significant non-recurring items.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

###

Contacts

Media: Melanie Bernds: (314) 605-6363 / mbernds@bensonhill.com

Investors: Ruben Mella: (314) 714-6313 / rmella@bensonhill.com

Condensed Consolidated Balance Sheets

(In Thousands)

	June 30, 2021	December 31, 2020
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$12,992	$9,743
Marketable securities	29,634	100,334
Accounts receivable, net	22,444	14,271
Inventories, net	12,977	13,040
Prepaid expenses and other current assets	7,581	3,061
Total current assets	85,628	140,449

Property and equipment, net	52,479	31,624
Right of use asset, net	32,747	34,117
Goodwill and intangible assets, net	23,477	24,083
Other assets	3,975	1,512

Total assets	$198,306	$231,785

	June 30, 2021	December 31, 2020
Liabilities, redeemable convertible preferred stock, and stockholders’ deficit	(Unaudited)
Current liabilities:
Accounts payable	$22,642	$16,128
Revolving line of credit	2,970	–
Current lease liability	2,029	1,627
Current maturities of long-term debt	7,767	5,466
Accrued expenses and other current liabilities	15,616	12,315
Total current liabilities	51,024	35,536

Long-term debt	21,096	24,344
Long-term lease liability	33,553	33,982
Preferred stock warrant liability	7,960	5,241
Total liabilities	113,633	99,103

Redeemable convertible preferred stock	287,308	287,323

Stockholders’ deficit:
Common stock, $0.001 par value, 128,467 and 128,467 shares authorized, 6,515 and 5,798 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	7	6
Additional paid-in capital	1,849	–
Accumulated deficit	(204,089)	(154,322)
Accumulated other comprehensive loss	(402)	(325)
Total stockholders’ deficit	(202,635)	(154,641)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$198,306	$231,785

Benson Hill, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In Thousands, Except Per Share Information)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues	$39,692	$31,028	$71,494	62,614
Cost of sales	39,722	26,700	70,955	53,725
Gross profit	(30)	4,328	539	8,889

Operating expenses:
Research and development	8,818	7,119	15,945	14,766
Selling, general and administrative expenses	15,761	7,494	29,494	15,463
Total operating expenses	24,579	14,613	45,439	30,229

Loss from operations	(24,609)	(10,285)	(44,900)	(21,340)

Other expense (income):
Interest expense, net	2,980	2,305	5,254	3,308
Other (income) expense, net	(170)	159	(388)	180
Total other expense (income), net	2,810	2,464	4,866	3,488
Net loss before income tax	(27,419)	(12,749)	(49,766)	(24,828)
Income tax expense (benefit)	–	–	–	–
Net loss	$(27,419)	$(12,749)	$(49,766)	$(24,828)
Net loss per common share:
Basic and diluted loss per common share	$(4.34)	$(2.26)	$(8.17)	$(4.44)

Weighted average shares outstanding:

Basic and diluted loss per common share	6,323	5,634	6,092	5,597

Benson Hill, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

(In Thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(27,419)	$(12,749)	$(49,766)	$(24,828)

Foreign currency:
Comprehensive income (loss)	70	(1)	(1)	(243)

Marketable securities:
Comprehensive income (loss)	358	183	271	(109)
Adjustment for net (losses) income realized in net loss	(300)	178	(347)	170

Total other comprehensive income (loss)	128	360	(77)	(182)
Total comprehensive loss	$(27,291)	$(12,389)	$(49,843)	$(25,010)

Benson Hill, Inc. and Subsidiaries

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited)

(In Thousands)

	Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders ’ Deficit
Balance at December 31, 2020	102,899	$287,323	5,798	$6	$–	$(154,322)	$(325)	$(154,641)
Issuance of common stock upon exercise of stock options	–	–	136	–	85	–	–	85
Stock-based compensation expense	–	–	–	–	647	–	–	647
Other	–	(15)	–	–	–	(1)	–	(1)
Comprehensive loss	–	–	–	–	–	(22,347)	(205)	(22,552)
Balance at March 31, 2021	102,899	$287,308	5,934	$6	$732	$(176,670)	$(530)	$(176,462)
Issuance of common stock upon exercise of stock options	–	–	581	1	408	–	–	409
Stock-based compensation expense	–	–	–	–	709	–	–	709
Comprehensive loss	–	–	–	–	–	(27,419)	128	(27,291)
Balance at June 30, 2021	102,899	$287,308	6,515	$7	$1,849	$(204,089)	$(402)	$(202,635)

Benson Hill, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In Thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net loss	$(49,766)	$(24,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,430	3,029
Share-based compensation expense	1,356	504
Bad debt expense	–	95
Remeasurement of preferred stock warrant	2,719	879
Amortization related to financing activities	805	1,818
Other	149	139
Changes in operating assets and liabilities:
Accounts receivable	(8,173)	(5,793)
Inventories	63	948
Prepaid expenses and other current assets	(4,520)	(6,034)
Accounts payable	3,799	5,061
Accrued expenses	881	1,654
Net cash used in operating activities	(47,257)	(22,528)

Investing activities
Purchases of marketable securities	(81,604)	–
Proceeds from maturities of marketable securities	2,050	2,500
Proceeds from sales of marketable securities	150,006	5,648
Payments for acquisitions of property and equipment	(21,128)	(5,142)
Net cash provided by investing activities	49,324	3,006
Financing activities
Principal payments on debt	(1,794)	(1,018)
Proceeds from issuance of debt	–	24,143
Borrowing under revolving line of credit	14,451	13,683
Repayments under revolving line of credit	(11,481)	(13,928)
Repayments of financing lease obligations	(165)	(50)
Payment of deferred offering costs	(322)	–
Proceeds from the exercise of stock options and warrants	494	37
Net cash provided by financing activities	1,183	22,867

Effect of exchange rate changes on cash	(1)	(243)

Net increase in cash and cash equivalents	3,249	3,102
Cash and cash equivalents, beginning of period	9,743	2,616
Cash and cash equivalents, end of period	$12,992	$5,718

Supplemental disclosure of cash flow information
Cash paid for taxes	$–	$–
Cash paid for interest	$2,990	$1,286

Supplemental disclosure of non-cash investing and financing activities
Issuance of preferred stock warrants	$–	$4,580
Purchases of property and equipment included in accounts payable and accrued expenses and other current liabilities	$2,995	$1,001
Deferred offering costs included in accounts payable and accrued expenses and other current liabilities	$2,139	$–
Financing leases	$–	$33,523

Segment Revenues

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Revenues
Ingredients	$22,724	$17,819	$36,919	$29,554
Fresh	16,906	12,174	34,470	31,945
Unallocated and Other	62	1,035	105	1,115
Total Revenues	$39,692	$31,028	$71,494	$62,614

Segment Profit

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Adjusted EBITDA
Ingredients	$(6,409)	$(2,557)	$(13,197)	$(4,625)
Fresh	165	895	(172)	2,473
Unallocated and Other	(9,530)	(6,715)	(17,252)	(15,596)
Total Adjusted EBITDA	$(15,774)	$(8,377)	$(30,621)	$(17,748)

Adjustments to reconcile Consolidated Loss from Operations to Adjusted EBITDA
Consolidated loss from operations	$(24,609)	$(10,285)	$(44,900)	$(21,340)
Depreciation and amortization	2,839	1,632	5,430	3,029
Stock-based compensation	709	217	1,356	504
Non-recurring public company readiness costs	1,955	—	4,161	—
South America seed production costs	2,805	—	2,805	—
Other nonrecurring costs, including acquisition costs	527	59	527	59
Adjusted EBITDA	$(15,774)	$(8,377)	$(30,621)	$(17,748)

A transcript of Benson Hill’s earnings webcast and presentation on August 10, 2021 follow:

Ruben Mella:	Good morning and welcome to Benson Hill's second quarter earnings webcast. I am Ruben Mella, Senior Director, Investor Relations at Benson Hill.

While we're still in the process of completing the previously announced merger with Star Peak Corp II and becoming a publicly traded company, we want to share with you how 2021 is progressing for our company. Today you'll hear from Matt Crisp, Benson Hill's Chief Executive Officer, and DeAnn Brunts, Chief Financial Officer, and member of the Board of Directors of Benson Hill.

Before we begin, I want you to know that this call may contain forward-looking statements, including Benson Hill's expectations of future financial, and business performance, and conditions, and industry outlook, and the timing, and completion of the merger.

Forward-looking statements are inherently subject to risk, uncertainty, and assumptions that are not guarantees of performance. We caution you to consider risk factors that could cause actual results that are materially different from those in the forward-looking statements contained in today's press release and in this conference call.

The risk factors section and Star Peak's most recent S-4 filing with the SEC provides examples of those risks. We also note that the company undertakes no obligation to update such statements. During the call, we will present both GAAP and non-GAAP financial measures. Non-GAAP financial measures are not intended to be considered in isolation from or substitutes for or superior to our GAAP results.

We encourage you to consider all measures when analyzing the company's performance. A reconciliation of certain GAAP to non-GAAP measures is included in today's press release. With that, I will turn the webcast over to Matt Crisp.

Matt Crisp:	Thanks, Ruben, and good morning, everyone. I'm thrilled to be with you to discuss our second quarter performance. We are pleased with the results in the quarter and over the first half of the year. From where we sit today, we are on track to achieve our 2021 objectives, and we are making the strategic advancements necessary to execute our plan for strong performance in 2022 and beyond.

The next 12 to 18 months will be an exciting time for Benson Hill. Our success to date, and the path forward is driven by our passionate, and dedicated team of experts across data science, plant science, and food science who are integrating these disciplines to improve the quality of the food we eat by starting with the better seed. But it doesn't end there, we also have experienced professionals operating across the value chain, working with growers, processors, and food, beverage, and feed companies to deliver what consumers are demanding: healthier, traceable, more affordable, and more sustainably produced food, feed, and ingredient options.

DeAnn will provide more insights into our financial results but the highlight in the second quarter was year-over-year normalized revenue growth of 47% to $39.7 million with strong sales growth in both our ingredients and fresh business segments.

And over the first six months of the year, we delivered revenues of $71.5 million, representing a year-over-year increase of 32%. Our teams have done a great job executing to deliver these results; execution is critical to our success, whether it's introducing new innovations or selling existing products.

Serving our partners and customers exceptionally well from the farmers who contract to grow our seeds to the customers responsible for the final production, and distribution of the food we eat is fundamental to our approach to fuel the plant-based food revolution. The relationships we cultivate not only enable us to meet our customers' needs today, but the insights they provide help us to develop future products, all with the consumer in mind.

The foundation to our innovative approach is leveraging the natural genetic diversity already found within plants to enhance quality traits such as nutrition density, taste and texture. The power of plants is real and we believe it is untapped.

Data is core to unlocking this potential and we are collating data across many areas of our development and production workstreams. These types of data, of course, include genomics, but importantly also include agronomic, and environmental data; imaging, and phenotyping data; and digitized food and ingredient characteristics which can, for example, be derived from metabolomics, proteomics, and sensory data.

All of this fuels CropOS®, our technology platform that leverages the power of machine learning, and artificial intelligence to help us digest, and translate the enormous complexity of these data sets to ultimately inform our product development processes across our breeding programs, as well as our CRISPR gene editing pipeline.

The collective outcome of these efforts, our proprietary seed which contain quality traits that meet the demands of today's consumer, as well as have the on-farm performance that growers demand, this is what we are all about at Benson Hill. A food technology company partnering with nature and using science as a gateway to deliver food and ingredient products made better from the beginning.

Fundamental to our strategy is our strong relationships with farmer partners who contract to grow our improved seeds. This past spring, we contracted approximately 70,000 acres of our proprietary soybean varieties, a 133% increase over our 2020 planting, which exceeded our goal this year which was to double the number of acres we planted since last year.

The response from our farmer partners has been fantastic. Our agronomists are working with them throughout the season to monitor the progress of our crops, and gather massive amounts of data which further informs our development, and production efforts using CropOS®.

We are continuing to expand and deepen our relationships with farmers. Last week, we announced the launch of our Food System Innovators program, or FSI program, a collaboration with leading farmers to collect extensive infield data. These farmers are all-in when it comes to embracing innovation.

Insights from the FSI program will help us evaluate our technology in commercial production environments, and further expand the capabilities of CropOS® to optimize field-specific product outcomes and quality traits.

We hosted these innovative farmers last week at our headquarters here in St. Louis. They recognize the evolution underway in our food system, which is creating new market opportunities beyond traditional commodity production, and they are embracing the resulting opportunities to improve the profitability, and the sustainability of their operations.

I was really impressed to hear their perspectives about the future of farming, and how Benson Hill can truly be their partner with a shared vision to build a more modern, and more resilient food system. We understand that when it comes to bringing game-changing technologies and products to market, it takes a village, and that the most effective collaboration always includes diverse thoughts and perspectives.

The FSI program will add to the external perspectives we gain currently through our Scientific Advisory Board, and other stakeholder outreach, providing us expertise, and feedback necessary to ensure our approach remains cutting edge, and on target.

As we look to the remainder of 2021, one near-term focus is to continue maximizing the protein content of our innovative soybean varieties, especially our Ultra-High Protein or UHP soybeans, which have nutrition density that is so high we can disintermediate costly and environmentally intensive processing.

Commodity soybeans require this additional processing in order to meet product specifications for the rapidly expanding plant-based meat alternatives market as well as the aquaculture feed market, both of which currently use soy protein concentrate or SPC. Within the 70,000 acres of proprietary soybeans that I mentioned earlier, we are producing our first commercial scale quantities of our UHP Soybeans, which will be harvested this fall.

The environmental benefit of our product portfolio is core to our company values. We are a pure play ESG company, meaning that as we continue to execute our plans, society, and our planet enjoy social, and environmental benefits.

UHP Soy is an example of the significant environmental benefits we can deliver, including lower emissions, and a more efficient use of both land, and water. Our business model which brings products like UHP Soy and other products to market also offers transparency across the supply chain, and domestic production, increasingly important factors for food companies in a post-COVID era.

We expect UHP Soybeans for food markets will grow significantly in the years to come given the growing demand for plant-based meat substitutes, a market that is estimated to reach $140 billion in retail value this decade according to industry sources. Even now, supply of soy protein concentrate is lagging demand as more people continue to substitute animal protein for plant-based protein, including meat alternatives; and the market continues its rapid growth, there are opportunities to save a tremendous amount of water, and greenhouse gas emissions.

We know that the natural genetic diversity of plants, starting with a better seed, represents a significant opportunity to unlock more sustainable, and more affordable food, and ingredient solutions. This year and next are important to validate our value proposition for UHP Soy. With rapid growth in mind, we have made, and will continue to make strategic, deliberate choices to take advantage of the market opportunities in plant-based food and decrease execution risk.

To that end, we were excited about the recent appointment of Bruce Bennett to lead our Ingredients Business Segment. Bruce formerly led Global Proteins and Specialty Ingredients at Archer Daniels Midland, and he brings extensive experience to oversee our ingredients operations and our commercial efforts.

We are also planning to hire several additional talented leaders with deep experience in the food supply chain to round out our development and delivery teams. The addition of these experienced leaders will help our teams across the supply chain to ensure we maximize near and long-term commercial adoption of these current products as well as other innovative products in our pipeline.

For UHP Soy, we are focused on increasing grower engagement, identifying, and retaining sufficient grain processing capacity, and strengthening our customer relationships. We are in a sprint to realize the long-term promise that UHP Soy can offer the plant-based and sustainable foods markets. And we believe we are well-positioned to establish a leading market presence.

In addition to soybean, three years ago we saw the emerging market opportunity for yellow pea protein ingredients. Today, yellow pea is the fastest growing source of protein for the plant-based meat substitute market.

Despite this, yellow pea has traditionally received very little genomic innovation, and yellow pea products currently face a couple of key challenges. First, they require unsustainable processing to concentrate protein to levels that are desired for the plant-based meat alternatives market. And second, there are some off flavors inherent to yellow pea.

Our goal in the medium-term is to commercialize a portfolio of enhanced yellow pea ingredients for the fast-growing plant-based protein market, as well as the pet food, and animal feed markets. We've made incredible progress to date, thanks to the great work of our team of scientists, technicians, and breeders.

This effort started in earnest in 2019 when we completed a best-in-class map of the yellow pea genome; an impressive feat considering the complexity of the yellow pea genome which contains more than 4.4 billion base pairs, and more than 48,000 genes. That's four times the size of the soybean genome, and two times the number of genes in the human genome.

This proprietary high-resolution genomic map enables our teams to use CropOS® to inform, and most rapidly enable our accelerated plant breeding, and product development activities. By using the natural genetic diversity already within the yellow pea, we are in the process of identifying candidate plants to test that have higher protein content, and reduce off flavors, which today require additives to improve taste.

We believe our innovations in yellow pea can help create food products with cleaner labels while also eliminating a costly water and energy intensive processing step. The culmination of our efforts today have allowed us to accelerate our yellow pea breeding timeline.

Today, we announced the opening of a breeding station in North Dakota, the heart of the U.S. growing region. The breeding station is near our yellow pea processing subsidiary, Dakota Ingredients, and will be used to support the work we're doing to enhance our CropOS® platform's ability to leverage data science, machine learning, biology, and genetics to continue improving the efficacy, and value of our yellow pea ingredients.

We seek to eliminate where possible that time consuming steps that prevent us from executing our product development efforts at the speed of biology. The simulation capabilities of our CropOS® technology platform save us considerable time by identifying the most probable candidate plants for testing.

Breeding has traditionally been limited to growing cycles based on geographic location. With advanced technologies that are available today, we are constructing a 47,000 square foot Crop Accelerator near our headquarters here in St. Louis, to double the number of growing cycles in a controlled environment before taking the best candidate crops to field testing.

CropOS® will integrate directly into Crop Accelerator, allowing us to leverage the power of data science with plant science to improve the platform's predictive capabilities. We are on track to have this facility operational by the end of 2021. These are a few of the initiatives underway this year. Innovation is the lever we are using to fuel the plant-based food revolution.

We are actively engaging with customers to discuss how our innovations can help them meet the needs of the consumer, and to engage with others who seek to enhance affordability, sustainability, nutrition, and to embrace key food market trends. We are pleased with where we sit at the halfway point of this year, our focus remains on driving product adoption of our proprietary soybean product portfolio across food, and feed ingredients, especially those derived from our Ultra-High Protein soybeans.

These products have been de-risked and are commercially viable. We expect ingredient products derived from our soy and yellow pea pipelines to deliver significant revenue, and margin growth in the near, and medium-term, and will be responsible for a significant portion of our financial performance, and value creation for shareholders.

Looking ahead, we remain on-track to close the business combination with Star Peak Corp II during the third quarter. Once the merger is complete, we will be capitalized for growth, and positioned to create additional value for our shareholders by increasing our market presence to be the picks, and shovels for the plant-based food movement.

I will now turn it over to DeAnn for an overview of our second quarter results.

DeAnn Brunts:	Thanks, Matt, and good morning, everyone. As you've probably seen, we released our Q2 and year to date financial results earlier this morning. I'm proud of our finance, and accounting team for their outstanding, and timely job in closing the books, and enabling us to be ready for public company reporting cadence. And we appreciate you taking the time to hear more about Benson Hill and our financial results.

Our revenues for the second quarter of this year were 39.7 million and represent a 28% increase from the prior year. However, when you exclude the 4 million of Q2 2020 revenues from the barley business we sold in late 2020, our revenues are actually up 47% year over year.

This increase in revenues is driven primarily by an 8.9 million or 64% growth in the Ingredients Segment revenues due to successful sales of our proprietary soybean products, and higher pricing in nonproprietary yellow pea sales.

Soybean product sales include our proprietary high-protein meal and oils, and our Veri™ Oil cooking oil. Veri is a soy-based innovation for food that is a versatile, non-GMO cooking oil designed for high heat cooking with mild flavor and higher levels of omega-9 fatty acids.

In further execution of our UHP commercialization, we have now partnered with third parties and processed all our 2020 UHP pilot crop. We are providing samples to several interested consumer packaged goods companies for their testing and planning for use in their consumer products.

We're also currently working to expand our third-party relationships to enable production of our first commercial quantity UHP crop contracted for and planted earlier this year by our partner farmers. This UHP crop currently in the fields is intended for sale to our end customers once harvested and processed beginning in late '21 through 2022.

Fresh segment sales volumes increased over the same period last year, the lower average selling prices somewhat offset the volume increases resulting in an overall revenue increase of 4.7 million or 39%. Fresh vegetable supply from higher Southeast United States yields and ex-U.S. imports have resulted in pricing pressure across the industry.

We continue to grow and contract with growers in the Southeast, and Mid-Atlantic regions of the U.S. to provide fresh vegetables, and melons to our retail customers. These relationships enable us to gain insights into major food trends that inform our future innovation in the large and growing market.

We also are well along on the construction of our Vero Beach Fresh facility which increases our 10,000 farmed acres by 1,000 and expands our research and development capabilities through a facility dedicated to seed variety trials.

The agronomic data, and insights gathered at this new facility will help inform future innovations through CropOS® and expand best practices for environmental conservation. We expect to be operating out of Vero Beach later this year.

As we look to capture market opportunities and scale our proprietary soy products, as we have discussed previously, we are taking deliberate actions to use third party processors in advance of our integrated closed-loop business model being fully operational. Given our higher than initially planned 2021 crop of 70,000 acres, we intend to begin processing UHP in the second half of this year, thus increasing the UHP included in our product mix.

We're making investments to quickly enable the integrated model and move away from higher cost third party processing. This integrated model is expected to reduce future costs, and significantly improve gross profit margins over time.

After the successful UHP crop in 2020, we intentionally invested in bulking up our proprietary soybean seeds and expediting their shipment to the U.S. for the 2021 contract planting with our partner farmers. This acceleration resulted in a 2.8 million nonrecurring expense in the second quarter, which negatively impacted our gross profit.

Excluding this one-time startup expense, our gross profit margin for the second quarter of this year would have been 7%. Our gross profit margin for the same period in 2020 was 13.8%, excluding the impact of the previously sold barley business. In both our Ingredients and Fresh segments, cost of sales have been negatively impacted by somewhat higher freight costs along with others in the industry because of the lack of available drivers.

Our operations and commercial teams are focused on commercialization, and our back office is focused on public company readiness. Our R&D spend continues to support delivery on enhancements, and further development, and extensions of our existing products and research into new product innovation. R&D expense in the second quarter was 8.8 million compared to 7.1 million in the same period in the prior year.

Selling, general, and administrative expenses in the second quarter increased by 8.3 million to 15. 8 million in 2021. These operating expense investments were planned and enable us to deliver on the commercialization of our products, and includes the addition of necessary staff, and facilities. In addition, SG&A includes expenses to provide the staff and initial support for entry into the public market. To that end, this year's Q2 SG&A includes two million of one-time expenses related to public company readiness efforts.

Before I turn it back over to Matt, I want to echo his sentiment that we are pleased with the effort from our teams who delivered solid results in the quarter. We are making important progress across our business and executing our strategy for long-term growth. With that, I will turn it back to Matt.

Matt Crisp:	Thanks, DeAnn, and thank you for your time, and attention. today. We are taking bold steps to position Benson Hill to offer innovative solutions to fuel the plant-based food revolution. We are excited about what lies ahead in the next 12 to 18 months as we scale to meet demand for our proprietary soybean ingredients portfolio.

We look forward to speaking with you more about the progress we are making to create additional shareholder value by executing our growth strategies and realizing our vision to advance the food system.

[END OF TAPE]

BENSON HILL
NOURISHING INNOVATION™
Q2 2021
Financial Results
August 10, 2021

August 10, 2021 Q2 2021 Financial Results

Forward - Looking Statements Certain statements in this communication may be considered “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward - looking statements include, but are not limited to, statements regarding the proposed transactions. In some cases, you can identify forward - looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID - 19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in Star Peak’s Annual Report on Form 10 - K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward - looking statements, except as otherwise required by law. Disclaimer 2 Important Information and Where to Find It In connection with the proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak II Corp (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”), Star Peak has filed a Registration Statement on Form S - 4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. Participants in the Solicitation Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. No Offer Or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BENSON HILL

3

Q2 2021 Revenue Highlights

REVENUES (in millions)

28%
$31.0
$39.7
Q2 2020
Q2 2021

REVENUE ON A NORMALIZED BASIS (in millions)

47%
$4.0
$27.0
$39.7
Q2 2020
Q2 2021
Revenues
Non-Core Barley Business
(Divested in late 2020)

Q2 2021 Revenue Highlights 3 $31.0 $39.7 Q2 2020 Q2 2021 $27.0 $39.7 $4.0 Q2 2020 Q2 2021 REVENUES (in millions) REVENUE ON A NORMALIZED BASIS (in millions) Revenues Non - Core Barley Business (Divested in late 2020)

BENSON HILL

4

Segment Revenue Results

INGREDIENTS (in millions)

64%
$4.0
$13.8
$22.7
Q2 2020
Q2 2021
Revenues
Non-Core Barley Business
(Divested in late 2020)

FRESH (in millions)

39%
$12.2
$16.9
Q2 2020
Q2 2021

$13.8 $22.7 $4.0 Q2 2020 Q2 2021 Segment Revenue Results 4 Performance driven by commercial launch of Veri Ρ cooking oil, high protein and lower anti - nutrient soybean meal and higher average selling prices for conventional yellow pea ingredients $12.2 $16.9 Q2 2020 Q2 2021 Performance driven by higher sales volumes of conventional fresh produce, partially offset by lower average selling prices from excess market supply INGREDIENTS (in millions) FRESH (in millions) Revenues Non - Core Barley Business (Divested in late 2020)

BENSON HILL

5

Q2 2021 Gross Profit and Margin

GROSS PROFIT (in millions)

$4.3
$(0.1)
Q2 2020
Q2 2021

GROSS PROFIT ON A NORMALIZED BASIS* (in millions)

$4.3
$2.8
$(0.1)
Q2 2020
Q2 2021

GROSS PROFIT MARGIN ON A NORMALIZED BASIS*

Gross Profit
Excess Freight Cost Incurred in Q2
13.9%
7.0%
0.0%
Q2 2020
Q2 2021

13.9% 0.0% 7.0% Q2 2020 Q2 2021 5 $4.3 $(0.1) Q2 2020 Q2 2021 $4.3 $(0.1) $2.8 Q2 2020 Q2 2021 *Excludes $2.8 million in non - recurring seed production costs in the second quarter of 2021, including freight, to accelerate th e plantings of the Ultra - High Protein soybean seed and drive future growth and margin expansion. Gross Profit Excess Freight Cost Incurred in Q2 GROSS PROFIT (in millions) GROSS PROFIT ON A NORMALIZED BASIS* (in millions) GROSS PROFIT MARGIN ON A NORMALIZED BASIS* Q2 2021 Gross Profit and Margin

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Use of Non-GAAP Financial Measures

In this press release, the Company includes Adjusted EBITDA, which is a non-GAAP performance measure that the Company uses to supplement its results presented in accordance with U.S. GAAP. As required by the rules of the SEC, the Company has provided herein a reconciliation of the non-GAAP financial measure contained in this press release to the most directly comparable measure under GAAP. The Company’s management believes Adjusted EBITDA is useful in evaluating its operating performance and is a similar measure reported by publicly-listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. By providing this non-GAAP measure, the Company’s management intends to provide investors with a meaningful, consistent comparison of the Company’s profitability for the periods presented. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

The Company defines and calculates Adjusted EBITDA as earnings from continuing operations before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, and the impact of significant non-recurring items.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.